CUTLER LAW GROUP

M. Richard Cutler, Esq                                                                                 Corporate Securities Law
Admitted in California & Texas

February 16, 2018

Securities and Exchange Commission
100 F. St., NE
Washington, DC 20549-4561

Attn:	Craig Arakawa, Accounting Branch
Nasreen Mohammed, Assistance Chief Accounting
Angela Lumley, Senior Staff Accountant

Re:	Joey New York, Inc.
Form 10-K for the Year Ended February 28, 2017
Filed June 13, 2017
File No. 000-55727

Gentlemen and Ladies:

Please be advised that we represent Joey New York, Inc. (the "Company") with respect to the above-referenced filing.  We are in receipt of your letter dated January 25, 2018 with respect to the Company.  This letter responds to the comment contained in your letter.

Your comments as well as our response are set forth below:

Form 10-K for year ended February 28, 2017

1.
We note from your disclosure on page 33 that your independent registered public accounting firm was dismissed on May 29, 2017 prior to the submission of your Form 10-K filed on June 13, 2017.  In addition, it appears that your Form 10-K does not include an audit opinion.  Please confirm that the financial statements presented in your Form 10-K were audited.  In addition, please amend your Form 10-K to include a report from your independent registered public accountant that opines on your financial statements for the years ended February 28, 2017 and February 29, 2016 as required by Rule 2-02 of Regulation S-X.

Response:       The financial statements presented in the Form 10-K were not audited.  The Company is in a difficult financial situation and is working to obtain financing.  Upon receipt of financing, the Company will complete the audit of the financial statements in the Form 10-K and refile as an amendment included an appropriate audit opinion.

2800 Post Oak Rd., Suite 4100		Tel (800) 606-7150
Houston, Texas 77056	www.cutlerlaw.com	Fax (800) 836-0714

CUTLER LAW GROUP

Form 10-Q for the quarter ended May 31, 2017

2.
We note your disclosure that your Form 10-Q originally filed on August 4, 2017, included interim financial statements that had not been reviewed by an independent registered public accountant. According to Rule 8-03 of Regulation S-X, interim financial statements included in Form 10-Q must be reviewed by an independent public accountant using the professional standards and procedures for conducting reviews as established by the standards of the Public Company Accounting Oversight Board (PCAOB). Please amend to include reviewed financial statements in your Form 10-Q.

Response:  The financial statements presented in the Form 10-Q were not reviewed by an auditor.  The Company is in a difficult financial situation and is working to obtain financing.  Upon receipt of financing, the Company will complete the review of the financial statements in the Form 10-Q and refile as an amendment included an appropriate audit opinion.

Thank you for your time and for your assistance with this matter.  Please do not hesitate to contact us at the above number.

Best Regards,

s/ M. Richard Cutler
M. Richard Cutler

2800 Post Oak Rd., Suite 4100		Tel (800) 606-7150
Houston, Texas 77056	www.cutlerlaw.com	Fax (800) 836-0714